1350 I Street, NW
Suite 1100
Washington, DC 20016
202.662.2700 phone
202.662.2739 fax
andrewskurth.com
December 7, 2011
Via EDGAR
Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:    Mid-Con Energy Partners, LP
Dear Mr. Schwall:
     On behalf of Mid-Con Energy Partners, LP, a Delaware limited partnership (“Mid-Con Energy,” “we,” “us,” or “our”), we are providing with this letter a copy of the draft, dated December 6, 2011, of Amendment No. 4 to Mid-Con Energy’s Registration Statement on Form S-1, File No. 333-176265 (the “Registration Statement”), that was previously provided supplementally to the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the morning of Tuesday, December 6, 2011.
     Please direct any questions you have with respect to the foregoing to the undersigned at (202) 662-3044 or bcooper@andrewskurth.com or Richard Carson at GableGotwals at (918) 595-4833 or rcarson@gablelaw.com.

Very truly yours,
/s/ William J. Cooper

William J. Cooper

cc:	Alexandra M. Ledbetter, Securities and Exchange Commission
Charles R. Olmstead, Mid-Con Energy Partners, LP
Richard M. Carson. GableGotwals
J. Michael Chambers, Latham & Watkins LLP
Brett E. Braden, Latham & Watkins LLP
Austin    Beijing   Dallas   Houston   London   New York   Research Triangle Park   The Woodlands   Washington, DC